UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________

FORM 10/A

(Amendment Number 3)

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Universal Capital Management, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-1568059
(Sate or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
2601 Annand Drive, Suite 16, Wilmington, DE 19808
(Address of Principal Executive Office)

Registrant’s telephone number, including area code:	(302) 998-8824

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so registered	Name of Each Exchange on Which Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Par Value $0.001 per share
(Title of Class)
(Title of Class)

Universal Capital Management, Inc. (the “Company”) hereby amends its Registration Statement on Form 10 as follows:

Item 1, Business, is hereby amended by deleting the information under the subheading “Merger with BF Acquisition Group IV, Inc.” and replacing it in its entirety with the following:

On March 31, 2005, the Company merged with BF Acquisition Group IV, Inc., a Florida corporation (“BF”). The Company was the surviving corporation of the merger.

At the Effective Time, each shareholder of BF was entitled to receive one-half share of voting common stock of the Company in exchange for each share of BF common stock held by such shareholder. This exchange ratio had been negotiated in early November, 2004 on behalf of BF by Messrs. David Bovi and William Colucci (the two largest shareholders of BF) and by Messrs. Joseph Drennan and Michael Queen on behalf of the Company. BF had 925,000 shares of common stock issued and outstanding at the Effective Time, and therefore, the Company was required to issue 462,500 shares of its common stock as merger consideration.

The business purpose of the merger was to eliminate the uncertainty concerning ownership rights as between the Company and BF with respect to certain portfolio investments made in early 2004. The merger was believed by the respective Boards of Directors of the constituent parties to the merger to be a fair and reasonable way of resolving such uncertainty.

The staff of the Securities and Exchange Commission (the “Staff”) believes that the merger may have violated Section 57 of the Investment Company Act of 1940 (the “1940 Act”). The relevant portion of Section 57 of the 1940 Act makes it unlawful for any officer, employee or promoter of a business development company, or any person controlled by an officer or employee of a business development company knowingly to sell, as principal, any security or other property to such business development company unless such sale involves solely securities of which the buyer is the issuer. The Staff believes that, as a result of the relationships between Mr. Bovi and Mr. Colucci on the one hand and the Company on the other hand, it may have been unlawful under Section 57 of the 1940 Act for them to “sell,” as principal, their shares of BF to the Company in the merger.

The Staff also believes that the merger may have violated Section 23(b) of the 1940 Act. Section 23(b) prohibits the sale of Company shares below net asset value; the Staff believes that the issuance of the Company’s shares in the merger may have constituted a “sale” below net asset value.

Although the Company is respectful of the Staff’s views, the Company does not believe that the merger violated either Section 57 or Section 23(b) of the 1940 Act. The Company believes that Section 57 did not apply to the merger at all because the Company’s election to be a business development company (and thus, to be governed by the 1940 Act in the first place) occurred several months after the Merger Agreement was signed. Alternatively, the Company believes that SEC Rule 17a-4 as well as a court decision issued by the Second Circuit Court of Appeals against a not dissimilar factual background both provide that the merger did not violate Section 57 of the 1940 Act.

One of the reasons why the Company believes that Section 23(b) did not apply to the merger at all is because the Company’s election to be a business development company occurred several months after the Merger Agreement was signed.

The following unaudited pro forma financial statements for Universal Capital Management, Inc. have been prepared to illustrate the acquisition of BF in a transaction to be accounted for as a purchase with Universal Capital Management, Inc.’s becoming the surviving corporation. The unaudited pro forma financial information combines the historical financial information of Universal Capital Management, Inc. and BF as of and for the period from August 16, 2004 (date of inception) through October 31, 2004. The carrying value of the assets and liabilities of BF approximates the fair value of the assets and liabilities. The unaudited pro forma balance sheet as of October 31, 2004 assumes the merger was completed on that date. The unaudited pro forma statements of operations give effect to the Merger as if it had been completed on August 16, 2004 (date of inception).

The following unaudited pro forma financial statements are for information purposes only. They do not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed dates or for the periods presented, or which may be realized in the future. The accounting adjustments reflected in these unaudited pro forma consolidated financial statements included herein are preliminary and are subject to change. The accompanying notes are an integral part of these pro forma consolidated financial statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE PERIOD AUGUST 16, 2004 (DATE OF INCEPTION) THROUGH OCTOBER 31, 2004

	Historical Universal Capital Management, Inc.	Historical BF Acquisition Group IV, Inc.	Pro Forma Adjustments	Universal Capital Management, Inc. Pro Forma

INCOME
Management services	$10,000	-		$10,000

EXPENSES
Bank charges	55	-		55
Depreciation	350	-		350
Dues and subscriptions	250	-		250
Licenses and permits	19	-		19
Office expenses and supplies	8,524	8,557		17,081
Postage and delivery	236	-		236
Professional fees	13,905	-		13,905
Rent	5,020	-		5,020
Telephone	1,157	-		1,157
Travel and entertainment	2,001	-		2,001
Utilities	622	-		622
	32,139	8,557		40,696
LOSS FROM OPERATIONS	(22,139)	(8,557)		(30,696)
NET INCREASE IN UNREALIZED APPRECIATION ON
INVESTMENTS	1,204,196	-		1,204,196
INCOME TAXES - DEFERRED	(470,000)	-		(470,000)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$712,057	$(8,557)		$703,500

UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES
AS OF OCTOBER 31, 2004

	Historical Universal Capital Management, Inc.	Historical BF Acquisition Group IV, Inc.	Pro Forma Adjustments		Universal Capital Management, Inc. Pro Forma

ASSETS
Investment in securities, at fair value (cost $310,000)	$1,514,196	3,250			$1,517,446
Cash and cash equivalents	39,568	-	-		39,568
Accounts receivables - Affiliates	47,829	-	(47,829)	B	---
Property and equipment - net	9,451	-			9,451
Due from Affiliates	-	20,675	-		20,675
Goodwill	-	---	173,885		173,885
Rent deposit	1,100	---	---		$1,100
TOTAL ASSETS	1,612,144	23,925	126,056		1,762,125
LIABILITIES
Accounts payable and accrued expenses	10,487	13,931			$24,418
Due to Affiliates		49,454	(47,829)	B	1,625
Loan from shareholders		300			300
Deferred income taxes	470,000				$470,000
TOTAL LIABILITIES	480,487	63,685	(47,829)		496,343
NET ASSETS	$1,131,657	(39,760)	173,885		1,265,782
ANALYSIS OF NET ASSETS
Net capital paid in on shares of capital stock	$419,600	5,116	129,009	A	553,725
Common stock		825	(825)	A
Distributable earnings	712,057	(45,701)	45,701	A	$712,057
Net assets (equivalent to $0.29 per share based on shares of capital stock outstanding)	1,131,657	(39,760)	173,885		1,265,782

COMMON SHARES OUTSTANDING	3,844,600	825,000			4,307,100
NET ASSET VALUE PER COMMON SHARE	$0.29	$(0.05)			$0.29

A
To record the purchase of BF Acquisition Group IV, Inc. Purchase price of $134,125 was calculated by valuing the 462,500 shares of Universal Capital Management, Inc. common stock issued for BF Acquisition Group IV, Inc. at the $0.29 per share, which was the valuation as of October 31, 2004. The purchase resulted in goodwill of $173,885. The carrying value of the assets and liabilities of BF Acquisition Group IV, Inc. approximates the fair value of the assets and liabilities.

B
To eliminate the Due from BF Acquisition IV asset of $47,829 on Universal Capital Management, Inc.’s books against the Due to Universal Capital Management, Inc. liability of $47,829 on BF Acquisition Group IV, Inc.’s books upon Merger.

The Staff points to the pro forma analysis presented by the Company on June 14, 2005 in an amendment to its Current Report on Form 8-K as evidence that the merger constituted a “sale” below net asset value. That analysis, which is reproduced below, shows that at January 31, 2005, as a result of the merger, the net asset value per Company share declined from $0.22 to $0.19.

The following unaudited pro forma financial statements for Universal Capital Management, Inc. have been prepared to illustrate the acquisition of BF in a transaction to be accounted for as a purchase with Universal Capital Management, Inc.’s becoming the surviving corporation. The unaudited pro forma financial information combines the historical financial information of Universal Capital Management, Inc. and BF as of and for the period from August 16, 2004 (date of inception) through January 31, 2005. The carrying value of the assets and liabilities of BF approximates the fair value of the assets and liabilities. The unaudited pro forma balance sheet as of January 31, 2005 assumes the merger was completed on that date. The unaudited pro forma statements of operations give effect to the Merger as if it had been completed on August 16, 2004 (date of inception).

The following unaudited pro forma financial statements are for information purposes only. They do not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed dates or for the periods presented, or which may be realized in the future. The accounting adjustments reflected in these unaudited pro forma consolidated financial statements included herein are preliminary and are subject to change. The accompanying notes are an integral part of these pro forma consolidated financial statements.

UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES
AS OF JANUARY 31, 2005

	Historical Universal Capital Management, Inc.	Historical B.F. Acquisition Group IV, Inc.	Pro Forma Adjustments		Universal Capital Management, Inc. Pro Forma

ASSETS

Investment in securities, at fair value
(cost: $310,000)	$1,135,154	$3,250	$-		$1,138,404
Cash and cash equivalents	53,144	-	-		53,144
Accounts receivables - affiliates	58,129	20,675	(52,529)	b	26,275
Property and Equipment, net	10,257	-	-		10,257
Goodwill	-	-	-		-
Rent deposit	1,100	-	-		1,100
TOTAL ASSETS	1,257,784	23,925	(52,529)		1,229,180
LIABILITIES
Accounts payable and accrued
expenses	35,860	13,131	-		48,991
Due to affiliates	-	52,529	(52,529)	b	-
Loan from shareholders	-	300	-		300
Deferred income taxes payable	327,800	-	-		327,800
TOTAL LIABILITIES	363,660	65,960	(52,529)		377,091
NET ASSETS	$894,124	$(42,035)	$-		$852,089
ANALYSIS OF NET ASSETS
Net capital paid on shares of
capital stock	$581,200	$6,641	$95,109	a	$682,950
Common stock		925	(925)	a	-
Distributable earnings	312,924	(49,601)	(94,184)	a ,b	169,139
Net Assets (equivalents to $0.21 per
share based on shares of capital
stock outstanding)	$894,124	$(42,035)	$-		$852,089

COMMON SHARES OUTSTANDING	4,011,100	925,000			4,473,600

NET ASSET VALUE PER COMMON SHARE	$0.22	$(0.05)			$0.19

a
To record the purchase of BF Acquisition Group IV, Inc. Purchase price of $101,750 was calculated by valuing the 462,500 shares of Universal Capital Management, Inc. common stock issued for BF Acquisition Group IV, Inc. at the $0.22 per share, which was the valuation as of January 31, 2005. The purchase resulted in merger costs of $143,785. The carrying value of the assets and liabilities of BF Acquisition Group IV, Inc. approximates the fair value of the assets and liabilities.

b
To eliminate the Due from BF Acquisition IV asset of $52,529 on Universal Capital Management, Inc.’s books against the Due to Universal Capital Management, Inc. liability of $52,529 on BF Acquisition Group IV, Inc.’s books upon Merger.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE PERIOD
AUGUST 16, 2004 (DATE OF INCEPTION) THROUGH JANUARY 31, 2005

	Historical Universal Capital Management, Inc.	Historical B.F. Acquisition Group IV, Inc.	Pro Forma Adjustments	Universal Capital Manage- ment, Inc. Pro Forma

INCOME
Management services	$10,000	$-	$-	$10,000

EXPENSES
Bank Charges	55	-	-	55
Depreciation expense	743	-	-	743
Dues & subscriptions	285	-	-	285
Fees and commissions	1,833	-	-	1,833
Insurance	8,239	-	-	8,239
Licenses and Permits	240	-	-	240
Merger costs	-	-	143,785	143,785
Office expense and supplies	4,958	-	-	4,958
Payroll	104,500	-	-	104,500
Payroll taxes	8,333	-	-	8,333
Postage, delivery and shipping	3,698	-	-	3,698
Professional fees	45,971	12,457	-	58,428
Rent	8,845	-	-	8,845
Telephone	1,647	-	-	1,647
Travel and entertainment	4,104	-	-	4,104
Utilities	979	-	-	979
	194,430	12,457	143,785	350,672

LOSS FROM OPERATIONS	(184,430)	(12,457)	(143,785)	(340,672)

NET INCREASE IN UNREALIZED
APPRECIATION ON INVESTMENTS	825,154	-	-	825,154

INCOME TAXES - DEFERRED	(327,800)	-	-	(327,800)

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATION	$312,924	$(12,457)	$(143,785)	$156,682

Prior to execution of the Merger Agreement, the Company’s Board of Directors, including all the independent directors (who constituted a majority of the Board), unanimously approved the merger for the business purpose described above. Prior to consummation of the merger, in accordance with Delaware law, Company stockholders holding a majority of the voting common stock of the Company approved the merger by written consent. Because Section 23(b)(2) exempts transactions done “with the consent of a majority of its common stockholders,” the Company believes that such approval constitutes yet another reason why the merger did not violate Section 23(b) of the 1940 Act.

The Staff believes that the phrase quoted in the preceding paragraph might require approval from a majority of the number of holders, regardless of the number of shares held by each holder (as contrasted with meaning a majority of the shares) which was the approval actually obtained. The Company disagrees with such an interpretation of the quoted phrase but there is no authority on the subject other than the Staff’s own pronouncement.

The Staff has advised the Company that it has raised these issues in an effort to prevent overreaching of Company stockholders through the mechanism of the merger, which the Staff believes to be among the purposes and policies of the 1940 Act. Mr. Colucci is the Vice-President and Secretary of the Company and Mr. Bovi was one of the individuals who initiated or directed the organization of the Company. Messrs. Colucci and Bovi received 150,000 and 200,000 Company shares in the merger in exchange for their shares of BF, respectively. Based on the net asset value of the shares of the Company at October 31, 2004 ($0.29), Mr. Colucci and Mr. Bovi received $43,500 and $58,000 worth of Company common stock in the merger. Based on the net asset value of the shares of the Company at January 31, 2005 ($0.22), the corresponding amounts were $33,000 and $44,000, respectively. The value of the shares received by Mr. Colucci and Mr. Bovi, collectively, therefore, represented only approximately 5% of the net asset value of the Company at July 31, 2005.

The Company has been endeavoring to convince the Staff that the merger did not violate either Section 57 or Section 23(b) of the 1940 Act for the many reasons set forth above, and that in any event, there were good and valid business reasons for the merger and that Company stockholders were not overreached by the merger. Alternatively, the Company has been endeavoring to reach a mutually acceptable agreement with the Staff for resolution of the matter. During the time period of such discussions, the Company has strengthened its internal controls and has taken other steps intended to reduce the likelihood of the occurrence of events that may arguably violate the 1940 Act or the rules promulgated thereunder.

Based on its discussions with the Staff, the Company has agreed to submit for reconsideration by the Company’s stockholders at a stockholders’ meeting to be held on or before December 31, 2005, the question of whether the merger and the merger agreement should be ratified, approved and adopted by the Company’s stockholders. Section 63(2)(A) of the 1940 Act would have explicitly exempted the merger from being a violation of Section 23(b) of the 1940 Act if the merger had been approved by holders of the majority of the voting securities of the Company and holders of a majority of the voting securities of the Company that are not affiliated persons of the Company prior to consummation of the merger.

Based on its discussion with the Staff, the Company has also entered into a Share Contribution Agreement with Messrs. Bovi and Colucci pursuant to which those individuals have agreed to contribute to the capital of the Company, without further consideration, the shares of Company common stock which they received in the merger if stockholder ratification, approval, and adoption in the manner described in the preceding paragraph is obtained on or before December 31, 2005. If the stockholder ratification, approval, and adoption is obtained and Messrs Bovi and Colucci make the capital contribution described above, the net asset value per share of the Company will increase by approximately 7.0% based on the number of shares outstanding on September 20, 2005. The Company expects to obtain ratification, approval, and adoption of the merger and the merger agreement at the proposed stockholders’ meeting; however, there is no assurance that such stockholder approval, ratification, and adoption will be obtained, or if obtained, that it will be obtained before January 1, 2006.

Notwithstanding ultimate stockholder ratification, approval, and adoption of the merger and merger agreement, and the contribution by Messrs. Bovi and Colucci of the shares to the Company referred to in the preceding paragraph, the Staff might nonetheless choose to recommend an enforcement or other legal action against the Company as a result of the merger. However, the Company believes that, in light of the uncertainty regarding whether there was an actual violation of the 1940 Act, the technical nature of the violation, if in fact one existed at all, the absence of overreaching of Company stockholders in light of the capital contributions of Mr. Bovi and Mr. Colucci described above, and the anticipated stockholder ratification, approval, and adoption of the merger and the merger agreement in the manner referred to above, the Staff would not be interested in pursuing such an action.

Item 10, Recent Sales of Unregistered Securities, is hereby amended and restated in its entirety to read as follows:

Unregistered Securities Issued or Sold Within One Year.

The issuer sold or issued the following securities from inception through September 20, 2005:

Date of Sale	Number of Shares Sold (a)	Purchasers	Consideration Paid per Share (b)	Securities Act Exemption Claimed

August 16, 2004	3,300,000	Founders	$0.001	§ 4(2)(c)

September 1, 2004	152,600	Seed Money Purchasers	$0.50	§ 4(2)(c)

October 1, 2004	300,000	Single Investor	$1.00	§ 4(2)(c)

October 21, 2004 through March 31, 2005	253,600	15 Investors	$0.50 - $1.00	§ 4(2)(c)

March 1, 2005 through March 31, 2005	196,800	20 Investors	$1.00	§ 3(b) and (c)

March 31, 2005	462,500	Former Shareholders of BF Acquisition Group IV, Inc.	(d)	§ 4(2)

April 1, 2005 through April 30, 2005	142,700	12 Investors	$2.00	§ 3(b) and (c)
Subtotal	4,808,200

May 1, 2005 through June 20, 2005	83,500	4 Investors	$1.00	§ 4(2)(c)

May 1, 2005 through July 31, 2005	48,650	77 Investors	$2.00	§ 3(b) and (c)
Subtotal	4,940,350

August 1, 2005 through September 20, 2005	113,950	22 Investors	$2.00	§ 3(b) and (c)
TOTAL	5,054,300

(a)	No underwriter or broker-dealer participated in the sale.
(b)	All proceeds were used to invest in portfolio companies or to pay routine operating expenses.
(c)	All sales, even if aggregated, comply with the safe harbor of Rule 506 promulgated under the Securities Act of 1933.
(d)
Two shares of the common stock of BF Acquisition Group IV, Inc. However, for a description of the possible contribution of 150,000 shares and 200,000 shares of the Company received by Messrs. Colucci and Bovi, respectively, in the Merger, see, “Merger with BF Acquisition Group IV, Inc.”

Item 15, Financial Statement and Exhibits, is hereby amended to add the following Exhibit:

Exhibit 10.1
Share Contribution Agreement dated September 29, 2005, by and among the Company, William R. Colucci, and David M. Bovi (incorporated by reference to the Company’s Current Report on Form 8-K dated September 29, 2005).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Universal Capital Management, Inc.

Date: October 7, 2005	By:	/s/ Michael D. Queen
Michael D. Queen, President